UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2016

Commission file number 333-155319

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Unaudited Condensed Interim

Consolidated

Financial Statements and

Summary of Events

as of March 31, 2016

(presented on a comparative basis with 2015)

UNAUDITED FINANCIAL STATEMENTS

as of March 31, 2016

SUMMARY OF EVENTS

CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF INCOME

STATEMENTS OF COMPREHENSIVE INCOME

STATEMENTS OF FINANCIAL POSITION

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

STATEMENTS OF CASH FLOW

NOTES TO THE FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SUMMARY OF EVENTS

In compliance with the rules of the National Securities Commission (Periodic Reporting Requirements – Title IV – Chapter III – Section 4), Petrobras Argentina S.A.’s Summary of Events for the three-month period ended March 31, 2016 is described below. This Summary of Events is supplementary to and should be read in conjunction with the interim condensed consolidated financial statements of the Company as of March 31, 2016.

Discussion of Consolidated Results of Operations

The following table sets out the Company’s results of operations for the three-month periods ended March 31, 2016 and 2015:

(in millions of pesos)

ANALYSIS OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

Net income: Net income attributable to the Company’s shareholders for the three months ended March 31, 2016 totaled Ps. 931 million compared to Ps. 822 in the same period of 2015.

Sales: Sales increased by Ps. 1,537 million, to Ps. 6,811 million for the three months ended March 31, 2016 from Ps. 5,274 million in the same period of 2015, mainly due to increases in sales by each of the Oil and Gas Exploration and Production, Gas and Energy, Refining and Distribution and Petrochemical business segments which increased by Ps. 1,032 million, Ps. 988 million, Ps. 248 million and Ps. 194 million, respectively, partially offset by increased eliminations of sales attributable to intersegment sales of Ps. 925 million.

Gross profit: Gross profit increased by Ps. 911 million, to Ps. 2,463 million for the three months ended March 31, 2016 from Ps. 1,552 million in the same period of 2015, mainly due to increases in the Oil and Gas Exploration and Production, Gas and Energy and Petrochemical business segments of Ps. 769 million, Ps. 242 million and Ps. 46 million, respectively, partially offset by a Ps. 159 million decline in the Refining and Distribution business segment. The eliminations of gross profits for intersegment transactions did not present significant variations.

Administrative and selling expenses: Administrative and selling expenses totaled Ps. 819 million for the three months ended March 31, 2016 and Ps. 694 million in the same period of 2015. In the first quarter of 2016 the increase was due to higher payroll expenses, taxes, transportation and freights.

Exploration expenses: Exploration expenses are attributable to onshore operations in Argentina and totaled Ps. 13 million for the three months ended March 31, 2016 and Ps. 12 million in the same period of 2015.

Other operating income, net: Other operating income, net totaled Ps. 28 million for the three months ended March 31, 2016 and Ps. 585 million in the same period of 2015, including a Ps. 674 million non-recurrent gain from the sale of assets in the Austral Basin.

Share of net income (loss) of equity-accounted investments: Share of net income of equity-accounted investments totaled Ps. 29 million for the three months ended March 31, 2016, compared to a loss of Ps. 14 million in the 2015 period.

Operating income: Operating income rose by Ps. 271 million, to Ps. 1,688 million for the three months ended March 31, 2016 from Ps. 1,417 million in the same period of 2015, primarily due to the above mentioned improvement in gross profit, partially offset by lower other operating income and higher administrative and selling expenses.

Financial results: Financial results accounted for losses of Ps. 49 million and Ps. 26 million for the three months ended March 31, 2016 and 2015, respectively, mainly due to higher interest charges on dollar-denominated debt (measured in pesos) as a result of the depreciation of the peso with respect to the US dollar.

Income tax: Income tax charge totaled Ps. 675 million and Ps. 530 million for the three months ended March 31, 2016 and 2015, respectively, in line with the higher taxable results of the current period.

Analysis of Gross Profit

Oil and Gas Exploration and Production

Gross profit for this business segment is comprised of:

(in millions of pesos)

Sales: In the first quarter of 2016, sales increased by Ps. 1,032 million, to Ps. 3,649 million from Ps. 2,617 million for the same period of 2015, mainly due to improvements in prices of oil and gas following the devaluation of the peso in December 2015. This positive effect was partially offset by lower sales volumes, mainly due to the sale of the assets of the Austral Basin in the first quarter of 2015 and the cease of operations in the Jagüel de los Machos area in the Province of La Pampa in September 2015.

Oil sales increased by Ps. 270 million, to Ps. 2,202 million in the first quarter of 2016 from Ps. 1,932 million in the same period of 2015, mainly due to improvements in prices in pesos, partially offset by the contraction in sales volumes.

Gas sales rose by Ps. 762 million, to Ps. 1,426 million for the three months ended March 31, 2016 from Ps. 664 million in the same period of 2015, mainly as a consequence of an improvement in average sales prices related to the Gas Program II in 2016, and to a lesser extent, to the improvement in average prices due to the higher proportion of Gas Plus sold. Sales volumes decreased to 237 MMcf/d for the three months ended March 31, 2016 from 256 MMcf/d in the same period of 2015, mainly as a result of the sale of the Austral basin, partially offset by an increase in production in the Neuquén Basin fueled by non-conventional gas wells beginning to produce.

Gross profit: Gross profit for this business segment totaled Ps. 1,623 million in the first quarter of 2016 and Ps. 854 million in the same period of 2015, with margins on sales of 44.5% for the first quarter of 2016 and of 32.6% for the same period of 2015, mainly as a consequence of the above mentioned improvement in sales prices.

Refining and Distribution

Gross profit for this business segment is comprised of:

(in millions of pesos)

Sales: Sales for this business segment increased by Ps. 248 million, to Ps. 3,276 million for the three months ended March 31, 2016 from Ps. 3,028 million in the same period of 2015, mainly due to an improvement in sales prices for refined products, partially offset by lower sales volumes of crude oil.

Refined product sales volumes totaled 479.7 thousand cubic meters for the three months ended March 31, 2016 and 516.4 thousand cubic meters in the same period of 2015. In the current period increases were recorded in sales volumes of gasoline and gas oil in gas stations and of IFO's to the naval sector, with decreases in asphalts and fuel oil.

Gross profit: Gross profit for this business segment totaled Ps. 97 million for the three months ended March 31, 2016 and Ps. 256 million in the same period of 2015, with margins on sales of 3% and 8.5%, respectively. The decrease in margins was mainly attributable to the effects of the devaluation on the purchase cost of crude oil, which reference base is the US dollar, while average sales prices of refined products increased at a lower pace.

Petrochemicals

Gross profit for this business segment is comprised of:

(in millions of pesos)

Sales: In the first quarter of 2016, sales rose by Ps. 194 million, to Ps. 1,244 million from Ps. 1,050 million in the same period in 2015, mainly due to the impact of the December 2015 devaluation of the peso on sales prices which reference base is US dollars, although international market prices declined.

Styrenic products sales revenues increased by Ps. 133 million, to Ps. 764 million for the three months ended March 31, 2016 from Ps. 641 million in the same period in 2015, as a consequence of the above mentioned improvement in average sales prices. Volumes sold declined for styrene sales to the local market as well as rubber exports.

Sales revenues resulting from the catalytic reformer plant operations rose by Ps. 71 million, to Ps. 480 million for the three months ended March 31, 2016 from Ps. 409 million, mainly due to the mentioned improvement in average sales prices.

Gross profit: Gross profit totaled Ps. 236 million for the three months ended March 31, 2016 and Ps. 190 million in the same period of 2015, with margins on sales of 19% and 18.1%, respectively.

Gas and Energy:

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

- Electricity Generation

Sales: In the first quarter of 2016, sales attributable to electricity generation increased by Ps. 223 million, to Ps. 581 million for the three months ended March 31, 2016 from Ps. 358 million in the same period of 2015, mainly due to an improvement in average sales prices, positively impacted by energy plus sales contracts that are set in US dollars and the implementation of Resolutions No. 482/2015 in July 2015 and No. 22/2016 in March 2016. To a lesser extent, sales were positively affected by a growth in sales volumes, which rose to 1,794 GWh from 1,759 GWh due to increased demand, with higher sales volumes in Genelba Plus and a reduction in Pichi Picún Leufú for scheduled maintenance in the current period.

Gross profit: Gross profit totaled Ps. 294 million for the three months ended March 31, 2016 and Ps. 143 million in the same period of 2015, in line with the better average sales prices under energy plus contracts and the Resolutions above mentioned.

Marketing and Transportation of Gas

Sales: In the first quarter of 2016, natural gas sales revenues rose by Ps. 809 million, to Ps. 1,545 million from Ps. 736 million, mainly due to an improvement in average sales prices, partially offset by the effects of the sale of the Austral Basin, that resulted in a contraction in sales volumes, which totaled 241 million cubic feet in the first quarter of 2016. The increase in average sales prices was mainly attributable to the implementation of Gas Program II beginning in the second half of 2015, and to a lesser extent by higher volumes of "non-conventional gas" sold at the "gas plus" price levels in the period under review.

Gross profit: Gross profit totaled Ps. 133 million for the three months ended March 31, 2016 and Ps. 42 million in the same period of 2015, with margins on sales of 8.6% in 2016 and 5.7% in 2015 due to the positive effects of the improvement in prices mentioned above.

Summarized Financial Position and Income Statement Structure

Consolidated Financial Position

(in millions of Argentine pesos)

	03-31-16	12-31-15
Current assets	11,801	10,743
Non-current assets	19,547	18,354
Total assets	31,348	29,097
Current liabilities	7,043	7,061
Non-current liabilities	8,423	7,473
Total liabilities	15,466	14,534
Shareholders' equity attributable to shareholders of the Company	14,017	12,936
Shareholders' equity non-controlling interest	1,865	1,627
Shareholders' equity	15,882	14,563
Total liabilities and shareholders' equity	31,348	29,097

Consolidated Statement of Income

(in millions of Argentine pesos)

	03-31-16	03-31-15
Operating income	1,688	1,417
Financial expenses and holding losses, net	(49)	(26)
Subtotal	1,639	1,391
Income tax	(675)	(530)
Net income for the period	964	861
Attributable to:		
- Shareholders of the Company	931	822
- Non-controlling interest	33	39
Total	**964**	**861**
Net income for the period	964	861
Other Comprehensive income	355	33
Other Comprehensive income for the period	**1,319**	**894**
Attributable to:		
- Shareholders of the Company	1,081	823
- Non-controlling interest	238	71
Total	**1,319**	**894**

Consolidated Statement of Cash Flows

(in millions of Argentine pesos)

	03-31-16	03-31-15
Cash and cash equivalents at the beginning of the year	2,229	2,278
Net cash provided by operations	776	966
Net cash used in investing activities	(1,342)	(958)
Net cash used in financing activities	(8)	(75)
Effect of exchange rate change on cash	260	41
Cash and cash equivalents at the end of the year	1,915	2,252

	03-31-16	03-31-15
a- ***Liquidity***		
(Current assets / Current liabilities)	1.676	1.521
b- ***Solvency***		
(Shareholders´ equity / Total liabilities)	1.027	1.284
c- ***Immobilization***		
(Non-current assets / Total assets)	0.624	0.631

Statistical Data

For the three-month period ended March 31,				
		2016	2015	2014	2013	2012
Crude oil sales (thousands of barrels)						
Argentina	**(b)**	2,502	3,074	3,375	4,220	3,367
Bolivia		21	31	30	31	38
Total		2,523	3,105	3,405	4,251	3,405
Natural gas sales (thousands of cubic feets)						
Argentina	**(b)**	21,085	22,488	22,554	22,750	24,995
Bolivia		456	570	573	664	830
Total		21,541	23,058	23,127	23,414	25,825
Petrochemical sales (tons)						
SBR (tons)		7,267	8,193	10,526	11,938	12,305
Styrene (Argentine) (tons)		15,619	17,539	17,314	19,235	23,914
Polystyrene (Argentine) (tons)		16,088	16,188	15,765	15,879	17,475
Other derivered products (m3)	**(a)**	78,288	80,559	89,130	97,429	90,548
		117,262	122,479	132,735	144,481	144,242
Refining products sales (m3)						
Gasoline		132,908	144,717	130,175	133,890	141,259
Gas oil		213,000	205,366	187,000	168,000	200,000
Fuel Oil / IFOs / Asphalts		86,261	120,831	101,192	111,710	117,470
Other derivered products (m3)	**(a)**	47,493	45,848	48,865	38,218	31,892
		479,662	516,762	467,232	451,818	490,621
Electricity generation (gwh)						
Energy produced		1,590	1,563	1,610	1,554	1,522
Contracted sales		255	205	301	742	780
Spot sales		1,539	1,554	1,550	1,191	1,144
Total sales		1,794	1,759	1,851	1,933	1,924

(a) Beginning in fiscal 2012 sales of other products produced in catalytic reforming unit are reported in Petrochemicals, which previously exhibited in the Refining and Distribution segment.

(b) In March 2015 and Juanuary 2014 the Company sold its participation in Austral Basin and Puesto Hernandez (UTE), respectively. In the third quarter of 2015 the Company ceased operations in the Jagüel de los Machos area in the Province of La Pampa.

Outlook

Our main objective for 2016 is to strengthen Petrobras Argentina as a robust, flexible, efficient and profitable company, that allows us to overcome the challenges of context. In this regard, the Company intends to intensify the development of its potential resources so as to replace sustainably the production from mature reservoirs to then grow steadily in strength and efficiency.

In Exploration and Production of Oil and Gas, the Company intends to intensify the development of its non-conventional resources, especially in tight gas so as to leverage its expertise accumulated over the years and take advantage of the best domestic prices for natural gas. At the same time, the company will continue with the campaigns shale exploration as a way to lay the groundwork for future developments on these non-conventional resources.

As to the activity of Refining and Distribution, in 2016 the Company expects to respond from efficiency in cost and management to the challenge represented by declining international prices of derivatives and local fuels margins.

In the Petrochemicals business segment, in 2016 attention will continue to focus on ensuring the availability of basic raw materials at prices that should be in line with the prices of our products and ensure the operability of the plants at costs at levels consistent with the achievement of a competitiveness standard.

In the Gas and Energy business segment, the Company expects to continue with the high operating performance for which our assets stand out in the power generation sector.

Marcos Benício Pompa Antunes

Representative Director

PETROBRAS ARGENTINA S.A.

Unaudited Condensed Interim

 Consolidated

Financial Statements

as of March 31, 2016

(presented on a comparative basis with 2015)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(Stated in millions of Argentine pesos)

Notes 1 to 28 are an integral part and should be read in conjunction with these financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

 (Stated in millions of Argentine pesos)

(a) Concepts in subsequent years will be reclassified to the income statement

Notes 1 to 28 are an integral part and should be read in conjunction with these financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Stated in millions of Argentine pesos)

Note	03/31/2016	12/31/2015
CURRENT ASSETS			
Cash and cash equivalents	11	1,915	2,229
Other investments	15	44	43
Trade receivables	12	3,976	3,241
Other receivables	13	3,273	3,100
Inventories		2,593	2,130
Total current assets		11,801	10,743
NON-CURRENT ASSETS			
Trade receivables	12	46	48
Other receivables	13	191	186
Deferred income tax asset		2	7
Inventories		84	78
Other investments	15	318	290
Investments in associates	14.2	3,535	3,130
Investments in companies under joint control	14.1	408	441
Property, plant and equipment	16	14,963	14,174
Total non-current assets		19,547	18,354
Total assets		**31,348**	**29,097**
CURRENT LIABILITIES			
Accounts payable		3,784	4,097
Short-term loans	17	124	61
Payroll and social security taxes		370	473
Taxes payable		1,236	775
Provisions	18	1,529	1,655
Total current liabilities		7,043	7,061
NON-CURRENT LIABILITIES			
Long-term loans	17	4,408	3,910
Employment benefit obligations	19	591	534
Deferred income tax liabilities		1,053	863
Provisions	18	2,371	2,166
Total non-current liabilities		8,423	7,473
Total liabilities		**15,466**	**14,534**
EQUITY			
Capital stock	20	2,019	2,019
Other items in capital		2,186	2,186
Reserves income	21	7,465	7,465
Other		(693)	(693)
Unapropiated retained earnings	22	1,784	853
Other comprehensive income	23	1,256	1,106
Total shareholders' equity attributable to:			
Shareholders of the Company		14,017	12,936
Non-controlling interest		1,865	1,627
Total equity		**15,882**	**14,563**
TOTAL LIABILITIES AND EQUITY		31,348	29,097

Notes 1 to 28 are an integral part and should be read in conjunction with these financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN  EQUITY

FOR THE THREE–MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(Stated in millions of Argentine pesos)

2015												
		Attributable to shareholders of the company												
		Capital stock				Rertained earnings								
			Other items in capital			Reserves income								
	Notes	Capital stock	Adjustment to capital stock	Additional paid-in capital from meger	Additional paid-in capital on sales of stock of parent	Legal reserve	Future investment reserves	Future dividends reserve	Other (a)	Unappropriated retained earnings	OCI	Total	Non-controlling interest (b)	Total equity
Balances as of December 31, 2014		**2,019**	**1,230**	**912**	**44**	**553**	**5,432**	**1,159**	**(693)**	**458**	**472**	**11,586**	**1,029**	**12,615**
Other comprehensive income for the period		-	-	-	-	-	-	-	-	-	1	1	32	33
Societal resolution	(c)													
a) Allocation of retained earnings:														
- Legal reserve		-	-	-	-	23	-	-	-	(23)	-	-	-	-
- Future investments reserve		-	-	-	-	-	435	-	-	(435)	-	-	-	-
b) Resolution of the balance of reserves:														
- Reversal by investments		-	-	-	-	-	(3,853)	-	-	3,853	-	-	-	-
- Constitution for new investments		-	-	-	-	-	3,716	-	-	(3,716)	-	-	-	-
- Future dividends reserve		-	-	-	-	-	-	-	-	(137)	-	-	-	-
Dividends in cash		-	-	-	-	-	-	-	-	-	-	-	(26)	(26)
Net income for the period		-	-	-	-	-	-	-	-	822	-	822	39	861
Balances as of March 31, 2015		**2,019**	**1,230**	**912**	**44**	**576**	**5,730**	**1,159**	**(693)**	**822**	**473**	**12,409**	**1,074**	**13,483**

		2016												
		Attributable to shareholders of the company												
		Capital stock				Rertained earnings								
			Other items in capital			Reserves income								
	Notes	Capital stock	Adjustment to capital stock	Additional paid-in capital from meger	Additional paid-in capital on sales of stock of parent	Legal reserve	Future investment reserves	Future dividends reserve	Other (a)	Unappropriated retained earnings	OCI	Total	Non-controlling interest (b)	Total equity
Balances as of December 31, 2015		**2,019**	**1,230**	**912**	**44**	**576**	**5,730**	**1,159**	**(693)**	**853**	**1,106**	**12,936**	**1,627**	**14,563**
Other comprehensive income for the period		-	-	-	-	-	-	-	-	-	150	150	205	355
Net income for the period		-	-	-	-	-	-	-	-	931	-	931	33	964
Balances as of March 31, 2016		**2,019**	**1,230**	**912**	**44**	**576**	**5,730**	**1,159**	**(693)**	**1,784**	**1,256**	**14,017**	**1,865**	**15,882**

(a) Balances due to business combination of companies under common control.

(b) Note 14.5.

(c) As required by the Shareholders’ Meeting of March 19, 2015.

Notes 1 to 28 are an integral part and should be read in conjunction with these financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE–MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

 (Stated in millions of Argentine pesos)

Note	03/31/2016	03/31/2015
Cash provided by (used in) operations:			
Net income		964	861
Reconciliation to net cash provided by (used in) operating activities:			
Share of net income (loss) of equity accounted investments	14.3	(29)	14
Financial results, net		(68)	(57)
Depreciation of property, plant and equipment	16	774	570
Contingences	8	(8)	7
Enviromental costs	8	2	3
Social benefits and other payroll benefits	19	80	49
Result from the sale of Austral Basin	8	-	(674)
Income tax	10	675	530
Accrued interest	17	76	56
Other		(1)	(3)
Changes in assets and liabilities:			
Trade receivables		(696)	(29)
Other receivables		(33)	(94)
Inventories		(444)	76
Accounts payable		(10)	(60)
Payroll and social security taxes		(135)	(102)
Taxes payable		28	(129)
Provisions		(263)	187
Dividends collected	14.4	20	-
Interest paid	17	(1)	(5)
Income tax paid		(155)	(234)
Net cash provided by operations		776	966
Cash provided by (used in) investing activities:			
Acquisition of property, plant and equipment		(1,348)	(1,751)
Sale of interests in companies and oil and gas areas		-	784
Net variation in investments other than cash and cash equivalents		(2)	1
Financial Trust for Works on Gasoducto Sur *(Fideicomiso Financiero de Obra Gasoducto Sur)*		8	8
Net cash used in investing activities		(1,342)	(958)
Cash provided by (used in) financing activities:			
Net decrease in short term loans	17	(8)	(5)
Payment of loans with original long-term maturity	17	-	(44)
Cash dividends paid		-	(26)
Net cash used in financing activities		(8)	(75)
Decrease in cash and cash equivalents		(574)	(67)
Cash and cash equivalents at the beginning of the year		2,229	2,278
Effect of exchange rate change on cash and cash equivalents		260	41
Cash and cash equivalents at the end of the period	11	1,915	2,252

Notes 1 to 28 are an integral part and should be read in conjunction with these financial statements.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE–MONTH PERIOD ENDED MARCH 31, 2016

(Stated in millions of Argentine pesos, except as otherwise indicated)

1. General Information

1.1 The Company

Petrobras Argentina is a corporation (sociedad anónima) with its main office located in the Autonomous City of Buenos Aires, Argentina.

Petrobras Argentina’s  shares are listed on the Buenos Aires Stock Exchange. Its American Depositary Shares (“ADS”), each of them representing 10 Class B common shares of Petrobras Argentina, are listed on the New York Stock Exchange (NYSE).

The Company is not adhered to the statutory mandatory tender offer regime.

1.2 Business of the Company

Petrobras Argentina’s business is mainly focused on the energy sector, specifically in oil and gas exploration and production, refining and distribution, petrochemical activities, electricity and hydrocarbon transportation and marketing. The Company has its operations mainly in Argentina, Bolivia, Ecuador and Venezuela. The Company’s fiscal year ends on December 31 of each year.

In these financial statements, Petrobras Argentina and its subsidiaries are jointly referred to as “the Company” or “the Group”.

The Board of Directors approved issuance of these condensed consolidated financial statements (hereinafter “financial statements”) on May 5, 2016.

1.3 Controlling Group

Petrobras Participaciones S.L. is the immediate parent company of Petrobras Argentina, with an ownership interest of 67.2%.

Petrobras Participaciones S.L. is a subsidiary of Petróleo Brasileiro, a Brazilian company whose business is focused on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

2. Basis of presentation

These condensed interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB, adopted by the CNV through General Resolution No. 562/09 and supplements.

These financial statements should be read in conjunction with the financial statements as of December 31, 2015, prepared on the basis of IFRS and issued on March 3, 2016.

In relation to the application of IAS 1 "Presentation of Financial Statements" and annual Improvements to IFRSs - Cycle 2012-2014 effective from January 1, 2016, its implementation did not impact significantly on the presentation of financial statements, in the results of operations or financial position of the Company.

2.1 Accounting policies and financial statements used

The accounting policies applied by the Company are consistent with those applied in the previous year.

For the preparation of these financial statements, we have used the financial statements of subsidiaries, jointly controlled and associated as of March 31, 2016 and 2015 and as of December 31, 2015, or the best financial information available, adapted to the same period of time with respect to the financial statements of the Company. The adjustments have also been considered to adapt the criteria for valuation of the Company.

2.2  Risk policy and accounting estimates

In preparing these financial statements the Company has consistently applied risk policies and accounting estimates of the previous year. In relation to the risk analysis, as of March 31, 2016 there are no significant changes with respect to the previous year.

2.3  Operating segments reporting

The Company adopted IFRS 8 – Operating Segments, whereby operating segments are identified on the basis of in-house reports relating to the Company’s components regularly evaluated by the Board of Directors, chief operating decision maker, in deciding how to allocate resources and in assessing performance, applying IFRS accounting policies.

In the segmentation, the Company considers transactions with third parties and intersegment revenues, which are valued according to internal transfer prices as defined between segments, with verification methodologies based on market parameters.

The Company’s business is mainly focused on the energy sector, basically through its activities relating to oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy. Accordingly, the following operating segments have been identified:

(a) Oil and Gas Exploration and Production, comprised of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A., OCP and direct and indirect interest in mixed companies in Venezuela and PELSA.

(b) Refining and Distribution, including the Company’s own operations in the refinery at Bahía Blanca and the gas station network, the Company’s equity interest in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production operating segment.

(c) Petrochemicals, comprising the Company’s own of styrenics operations and the catalytic reformer plant operations conducted in Argentina.

(d) Gas and Energy, comprising the Company’s own operations relating to the sale of gas produced in Argentina , its interest in TGS, the electricity generation activities of Genelba Power Plant and of the Pichi Picún Leufú Hydroelectric Complex.

(e) Assets and operating income related to the Central Structure and intersegment eliminations are shown separately. Intersegment operations are performed at prices representative of market values.

In the Central Structure common costs to individual business segments are included, among others, administrative fees, tax on financial transactions, financial liabilities interest and income tax, which are incurred by the Company in the ordinary course of its operations and because of economy control they are managed by the Central Structure and not appropriated between operating segments.

3. Risk management objectives and policies

In performing its operations, the Company is exposed to a series of risks associated to the markets in which it operates.

The Company adopts an integrated risk management methodology, which is not focused on the individual risks of the operations of its business units but on a wider monitoring of risks affecting its entire portfolio.

The Company’s risk management strategy, in line with its business integration strategy, seeks to achieve a balance between profitability goals and its exposure to risk.

The Company does not engage or trade in derivative financial instruments for speculative purposes.

The Board of Directors establishes the policies for managing each of the risks set out below, which have been applied consistently in the periods included in these financial statements.

Subsequent to the financial statements as of December 31, 2015 there were no significant changes in the risk management of the Company, or in policies associated with such management.

3.1 Exchange rate risks

The Company’s results of operations and financial position are sensitive to changes in the exchange rates between the Argentine Peso and certain foreign currencies.

The Company is mainly exposed to changes in the Argentine peso against the US dollar exchange rate. Petrobras Argentina’s exposure to currencies other than the US dollar is not significant.

The Company has a balanced net financial position in foreign currency because of the fact that a significant portion of its debt is designated as hedge of the investment denominated in foreign currency, so the exchange differences generated by this debt are recognized in “Other comprehensive income”.

The variation in the exchange rate in the three-month period ended March 31, 2016 generated a gain of Ps. 51 million recognized in "Financial Results" (Note 9) and a deferred gain of Ps. 150 million recognized in “Other comprehensive income” (Note 23).

The carrying amounts of assets and liabilities denominated in foreign currencies as of March 31, 2016 and as of December 31, 2015, including the debt designated  as coverage indicated above, are as follows:

(a) As of March 31, 2016 according to the exchange rate released by the National Bank of Argentina.

(b) As of March 31, 2016 according to the exchange rate released by the National Bank of Bolivia and Central Bank of Venezuela, respectively.

Fair Value by hierarchy levels

Inputs used to determine the fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2016 and as of December 31, 2015, were the following:

4. Information business segments

The Company prepares information based on business segment criteria and prepares further relevant information by geographic area.

4.1 Business segments

Below selected information on each business segment identified by the Company’s Management is detailed:

4.2 Relevant information by geographical area

Below is information on assets, sales and operating income (loss) aggregated by geographical area:

5. Cost of sales

The Company’s cost of sales and the relevant expenses charged to cost of sales are broken down as follows:

5.1 Expenses attributable to cost of sales

6. Administrative and selling expenses

7.  Exploration expenses

8. Other operating income, net

9.  Financial results

10. Current and deferred income tax

Income tax disclosed in the Statement of Income is broken down as follows:

(a) Relating to the tax effect of exchange differences resulting from: (i) revaluation of net investments denominated in foreign currencies (with effect on deferred tax), and (ii) revaluation of indebtedness denominated in foreign currency designated as hedge for that investment (with effect on current tax).

The reconciliation between income tax expense in the statement of income and the amount calculated by applying the prevailing income tax rate of 35% to income before taxes is as follows:

(a) The movement of the periods ended March 31, 2016 and 2015 includes Ps. 3 million and Ps. (2) million recognized in "Income tax". Additionally, the allowances generated in the periods ended March 31, 2016 and 2015 charges of Ps. 52 million and Ps. 7 million recognized in “Other comprehensive income”, respectively.

11. Cash and cash equivalents

Reconciliation of cash and cash equivalents in the statement of cash flows:

12.  Trade receivables

(a) The movement for the period ended March 31, 2016 includes Ps. (17) million charged in "Financial results” and Ps. 1 million attributable to disbursements for the period.

13.  Other receivables

(a) The movement for the period ended March 31, 2016 includes Ps. (147) million charged in "Other comprehensive income”.

14.  Investments in related companies

14.1 Investments in joint ventures

As of March 31, 2016 the book value of the investment in CIESA (TGS 's controlling shareholder) amounts to Ps. 408 million and represents about 1.3% of the total assets of Petrobras Argentina.

The Company has a 50% direct and indirect interest in CIESA. The other shareholder, Pampa Energía SA announced on March 9, 2016 that its Board of Directors approved to initiate negotiations for the potential sale of its indirect interest in TGS. On April 22, 2016, Pampa Energía S,A. made public that it had agreed to conduct exclusive negotiations with Harz Energy, a subsidiary of Neuss Group, for 45 days, to complete the sale of the stake and rights in TGS.

14.2. Investments in associates

(a) Includes Petrokariña S.A., Petroritupano S.A., Petroven-Bras S.A. and Petrowayú S.A.

(b) The movement of the three–month period ended March 31, 2016 includes Ps. (1,159) million recognized in “Other comprehensive income”.

14.3 Share of net income (loss) of equity accounted investments

14.4 Dividends collected

14.5 Minority interest

15. Other investments

(a) The movement for the period ended March 31, 2016 includes Ps. (19) million charged in "Other comprehensive income”.

16. Property, plant and equipment

Note	Production wells, exploratory wells and oil and gas properties	Machinery, tools and equipments	Electricy generation plants	Industrial plants	Work in progress	Other	Total
Cost								
12/31/2014		17,327	4,465	1,333	1,564	1,489	2,084	28,262
Translation effect		2,759	20	-	-	76	110	2,965
Additions		433	51	2	-	4,453	175	5,114
Decreases	(a)	(3,956)	(1,089)	-	-	(56)	(82)	(5,183)
Transfers		3617	451	156	283	(4,383)	(124)	0
12/31/2015		**20,180**	**3,898**	**1,491**	**1,847**	**1,579**	**2,163**	**31,158**
Translation effect		1,100	12	-	-	19	29	1,160
Additions		91	7	-	-	853	30	981
Decreases	(a)	-	-	-	-	(9)	-	(9)
Transfers		428	230	2	114	(776)	2	-
03/31/2016		**21,799**	**4,147**	**1,493**	**1,961**	**1,666**	**2,224**	**33,290**
Depreciation								
12/31/2014		10,261	3,679	757	639	-	1,337	16,673
Translation effect		1,226	16	-	-	-	29	1,271
Net decreases	(a)	(2,582)	(969)	-	-	-	(39)	(3,590)
Depreciation		2,093	246	110	97	-	84	2,630
12/31/2015		**10,998**	**2,972**	**867**	**736**	**-**	**1,411**	**16,984**
Translation effect		549	7	-	-	-	13	569
Depreciation		621	69	28	32	-	24	774
03/31/2016		**12,168**	**3,048**	**895**	**768**	**-**	**1,448**	**18,327**
Net book value 03/31/2016		9,631	1,099	598	1,193	1,666	776	14,963
Net book value 12/31/2015		9,182	926	624	1,111	1,579	752	14,174

(a) The production wells, exploratory wells and oil and gas properties line in the 2015 period includes the disposal of fixed assets following the sale of the Austral Basin and the cease of operations in the area Jagüel de los Machos.

17.  Financial loans

The breakdown of loans as of March 31, 2016 and December 31, 2015 is as follows:

Loan activity

The movements in loans and financing as of March 31, 2016 and 2015 are as follows:

The maturities of the financial loans as of March 31, 2016 and December 31, 2015 are as follows:

18.  Provisions and contingent liabilities

(a) The movement of the period ended March 31, 2016 includes Ps. 43 million shown under “Other comprehensive income”, Ps. (40) million corresponding to net payments on new charges and Ps. 2 million shown under “Other operating income (expenses), net” (Note 8).

(b) The movement of the period ended March 31, 2016 includes Ps. (8) million shown under “Other operating income (expenses), net” (Note 8) and Ps. (18) million attributable to disbursements for the period.

Subsequent to the financial statements at December 31, 2015 there were no significant changes in all aspects of the provisions recorded by the Company.

Arbitration Oil Combustibles SA ("OIL")

In December 2010, OIL and the Company signed a contract committing the sale of virgin naphtha and octanics bases for a period of 15 years to the Company, called "Framework Supply Agreement".

In April 2015, the firm OIL initiated arbitration before the International Chamber of Commerce (ICC) against PESA, considering that by extraordinary and unforeseeable reasons the aforementioned agreement became too onerous for Oil.

The management of the Company believes that in the current state of the arbitration, it does not appear as likely that the outcome of this matter may have a significant adverse effect on the financial position or results of operations of the Company.

On March 30, 2016, Oil Combustibles S.A. filed for reorganization proceedings with the Comodoro Rivadavia courts.

19.  Social benefits and other payroll benefits

As of March 2016 the evolution of pension plan liabilities is as follows:

The liabilities of payroll benefits include the following:

20. Capital stock

As of March 31, 2016, the Company’s capital stock amounted to Ps. 2,019 million, fully subscribed, paid-in and authorized for public trading.

Changes in capital stock in the last three fiscal years:

Restrictions on availability of the Company’s shares

Law No. 27,181, passed on October 5, 2015, declared of public interest the protection of the National Government’s shareholdings that are part, among others, of the investment portfolio of the Sustainability Guarantee Fund (Fondo de Garantía de Sustentabilidad) of the Argentine Integrated Social Security System (Sistema Integrado Previsional Argentino). To such effect, the Argentine Agency of Government Investments in Companies was created as enforcement authority.

According to the provisions of such law, the transfer of Company’s shares held by the Sustainability Guarantee Fund of the Argentine Integrated Social Security System shall require prior authorization of the Argentine Congress.

21. Reserves

22. Unappropriated retained earnings

23. Other comprehensive income

24.  Related companies transactions

Balances and transactions with related companies

Balances as of March 31, 2016 and December 31, 2015 for transactions with related companies are the following:

The main transactions with related companies for the three–month periods ended March 31, 2016 and 2015 are as follows:

25.  Operations in Joint Operation

On March 30, 2015, the Company’s Board of Directors approved the sale to Compañía General de Combustibles S.A. of the Company’s entire interest in the Austral basin in Argentina for an amount of USD 101 million, resulting in a pre-tax gain of Ps. 674 million recorded in “Other operating income (expenses), net” (Note 8). The transaction includes the concessions operated under the Joint Ventures (UTE) of Santa Cruz I, Santa Cruz I Oeste, Glencross and Estancia Chiripá, assets related to Santa Cruz II, Punta Loyola Terminal and oil and gas pipelines operated in the basin.

Regarding the 25 de Mayo-Medanito S.E. concession in the Province of La Pampa, on March 30, 2016, the legislature of the Province of La Pampa approved a bill declaring the strategic importance of the portion of the 25 de Mayo-Medanito S.E. area located within such province, and transferring its possession to the Province upon expiration of the Company original concession period of 25 years, in November 2016, although the Company is entitled to request a 10-year extension period of the Company’s concession under applicable law.

26. Changes in the regulatory frameworks

Program to stimulate exports

On March 9, 2016 the Ministry of Energy and Mining issued Resolution No. 21/2016 creating an export stimulus program of crude oil surplus, after the domestic demand for crude oil Escalante from the San Jorge Gulf Basin is satisfied, to be in effect from January 1, 2016 to December 31, 2016. The stimulus will be paid for each shipment and to the extent that the average price of Brent oil does not exceed USD 47 per barrel two days before and two day after the shipment. The compensation to be paid by the Argentine government will amount to USD 7.50 per barrel, as long as the criteria in the resolution is met.

Natural gas transportation Segment

On February 16, 2016, through Decree No. 367/2016, UNIREN was dissolved and the responsibility for the renegotiation of public service agreements was transfered to the ministries with jurisdiction over the relevant activity. The Ministry of Energy and Mining, together with the Ministry of Economy and Public Finance, assumed UNIREN’s responsabilities with regard to TGS’s renegotiation process.

Additionally, the new administration through Decree No. 367/2016 jointly authorized the competent ministries with the Ministry of Finance and Public Finance, to conclude partial renegotiation agreements and temporary renegotiation of prices and tariffs as necessary to ensure the continuity of the normal provision of the respective public services, until the signing of the comprehensive renegotiation arrangements to be entered into before the comprehensive tariff review.

These transitional adjustments were made in advance of future increases allowed pursuant to the comprehensive renegotiation process. Pursuant to Resolution No. 31/16 of the Ministry of Energy and Mining, TGS and the ENARGAS are expected to conclude the Renegotiation Process in the next twelve months following the issuance of Resolution No. 3,724/16.

On March 31, 2016, the ENARGAS issued Resolution No. 3,724, which approved the tariff schedule as from April 1, 2016, including the CAU for Natural Gas Transportation business segment, which represents a 200.1% increase. This increase is associated with the implementation of a Mandatory Investment Plan to be fulfilled by TGS between April 2016 and March 2017, overseen by the ENARGAS. Furthermore, TGS shall submit evidence of compliance with the mentioned Investment Plan to obtain ENARGAS’ prior authorization to pay dividends.

These increases represent a partial recognition of the prior administrative claims filed by TGS, and as such, TGS will continue with all legal actions initiated until it obtains full enforcement of its rights, including those necessary to accomplish the execution of the comprehensive agreement.

Ministry of Energy and Mining Resolution No. 22/2016:

In March 2016, and with retroactive effect as from February 2016, Resolution No. 22/2016 issued by the Ministry of Energy and Mining set forth an upgrade in the compensation established for electricity generators under Resolution No. 482/2015.

27. General Resolution No. 629/2014 - Documentation Storage

On August 14, 2014, the CNV issued Resolution No. 629 by amending rules about documentation storage.

In this regard, the Company advises that its trade books, corporate books and accounting records are kept in the registered office.

The Company has sent documentation of certain age to the provider AdeA - File Management SA to be stored, it is in Ruta 36, km 34.5, Florencio Varela, Buenos Aires.

28. Subsequent events

Destination of results of the Shareholders’ Meeting of Petrobras Argentina S.A.

On April 28, 2016, the Shareholders of Petrobras Argentina in their General Regular meeting, decided to allocate the result for the year ended 31 December 2015 which amounted to Ps. 853 million as follows: (i) Ps. 43 million to Legal Reserve and (ii) Ps. 810 million to Reserve for Future Dividends.  Also, with respect to the Reserve for Future Dividends, amounting to Ps. 1,969 million, they proposed a delegation to the Board of Directors of the authority to determine the amount and timing of distribution to date of the Annual Shareholders Meeting that addresses the fiscal year ending on December 31, 2016.

Negotiations for the sale of controlling interest by controlling shareholder:

On January 20, 2016, March 2, 2016 and April 8, 2016, Petroleo Brasileiro announced that it was conducting negotiations for the sale of its indirect controlling stake in Petrobras Argentina S.A.

On May 3, 2016, Petroleo Brasileiro announced that it concluded negotiation of the main terms and conditions for the sale of its entire stake in Petrobras Participaciones S.L. ("PPSL"), which only asset is the 67.19% interest in Petrobras Argentina S.A., to Pampa Energia S.A. (an integrated energy company in Argentina).

On May 12, 2016, Petroleo Brasileiro announced that its board of directors approved the sale of its entire 67.19% shareholding in Petrobras Argentina, owned by PPSL, to Pampa Energía S.A.

The informed transaction’s base purchase price was USD 892 million for 100% of PPSL, holder of 67.19% of Petrobras Argentina S.A., equivalent to USD 1,327 million for 100% of such company.

The transaction’s terms, as reported by Petroleo Brasileiro, includes an agreement for the subsequent acquisition by Petroleo Brasileiro of 33.6% of the concession of Rio Neuquén (in the Neuquén basin in Argentina) and 100% of the assets in Colpa Caranda (natural gas production fields in Bolivia) for a total amount of USD 52 million. Subsequent operations related to these assets are subject to approval by the appropriate bodies of deliberation at Petrobras Argentina S.A. and the relevant regulatory agencies.

The closing of the transaction is subject to approval by the relevant regulatory agencies and the satisfaction of certain other conditions precedent.

GLOSSARY:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Petrobras Argentina S.A.

We have reviewed the accompanying condensed interim consolidated financial position of Petrobras Argentina S.A. and its subsidiaries as of March 31, 2016, and the related condensed interim consolidated statements of income, comprehensive income, and of changes in shareholders’ equity for the three-month period ended March 31, 2016 and 2015 and the condensed interim consolidated statement of cash flows for the three-month period ended March 31, 2016 and 2015.  These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed interim consolidated financial statements for them to be in conformity with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board.

Autonomous City of Buenos Aires, June 7, 2016

PRICE WATERHOUSE & CO. S.R.L.

By: /s/ Miguel A. Urus (Partner)

PETROBRAS ARGENTINA S.A.

Date: June 10, 2016

By: /s/ Daniel Casal

By: /s/ Maelcio Mauricio Soares /

 Name: Daniel Casal

Name: Maelcio Mauricio Soares

Title:   Executive Manager of Legal Affairs

Title:   Chief Financial Officer